Mail Stop 3561

October 29, 2007

Fahad Syed
Chief Executive Officer
NetFabric Holdings, Inc.
299 Cherry Hill Road
Parsippany, NJ 07054

      Re: NetFabric Holdings, Inc.
             Form 10-KSB/A
             For Fiscal Year Ended December 31, 2006
             Filed August 31, 2007
             File No. 000-31553

Dear Mr. Syed:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A For Fiscal Year Ended December 31, 2006

Notes to Consolidated Financial Statements

Note 9 – Debt Financings

2006 Convertible Debentures, F-20

1. We have reviewed your response to our prior comment three, noting that you have recorded the shares of common stock and warrants issued as consideration for the

extension of the 2006 Convertible Debentures at their relative fair value based on the guidance of EITF 00-27, particularly paragraph 32. The issuance of the shares of common stock and warrants appear to be consideration issued for the extension and do not appear to represent the issuance of a convertible instrument for the repayment of a nonconvertible instrument as discussed in Issue 11 and paragraph 32 of EITF 00-27. It appears that the shares of common stock and warrants issued as consideration for the modification of the debt should be recorded at their fair value. Please advise or revise.

Laurus Convertible Non-Convertible Financings, F-22

2. We have reviewed your response to our prior comment five, noting that you applied the provisions of APB 14 for the options issued with the Laurus Revolving Note. Please note that when equity instruments are issued in conjunction with a revolving note, APB 14 is not applicable and the full fair value of the equity instruments should be charged to debt issue costs and amortized over the term of the loan. Please revise.

Stockholder and Officer Convertible Debentures, F-27

3. We have reviewed your response to our prior comment six, noting that you have recorded the shares of common stock issued as consideration for the extension of the Related Party Convertible Debentures at their relative fair value based on the guidance of EITF 00-27, particularly paragraph 32. The issuance of the shares of common stock appear to be consideration issued for the extension and do not appear to represent the issuance of a convertible instrument for the repayment of a non-convertible instrument as discussed in Issue 11 and paragraph 32 of EITF 00-27. It appears that the shares of common stock issued as consideration for the modification of the debt should be recorded at their fair value. Please advise or revise.

Exchange Act Filings

4. Please amend your other Exchange Act filings to reflect the comments above and from our previous letter.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ethan Horowitz, Staff Accountant, at 202 551 3311, or Angela Halac, Staff Accountant, at 202 551 3398, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health Care Services